Filed Pursuant to Rule 424(b)(3)

Registration No.: 333-155129

PROSPECTUS

WORLD HEART CORPORATION

12,950,000 Common Shares

This prospectus relates to the sale, transfer or other disposition of up to 12,950,000 common shares of World Heart Corporation, or interests in the common shares, that some of our selling shareholders or their transferees may dispose of from time to time.  The selling shareholders include those holders named in the table entitled “Selling Shareholders” beginning on page 10 of this prospectus.  The common shares covered by this prospectus were previously issued in a private placement or underlie certain common share purchase warrants that were previously issued in that private placement.

Our common shares trade on the NASDAQ Capital Market under the listing symbol “WHRTD.”  On November 11, 2008, the last reported sale price for the common shares on the NASDAQ Capital Market was $4.79. You are encouraged to obtain current market quotations for our common shares. We will not receive any proceeds in connection with the common shares, or interests in the common shares, disposed of by the selling shareholders or their transferees.

On October 27, 2008, we completed a reverse stock split of the common shares on the basis of one post-consolidated common share for each 30 pre-consolidated common shares.  All numbers of common shares reflected in this prospectus are shown on a post-consolidated basis, unless otherwise noted.  Common share numbers and per share numbers set forth in documents filed with the  Securities and Exchange Commission prior to the reverse stock split that are incorporated by reference herein are not shown on a post-consolidated basis.

The disposition of the common shares, and interests in the common shares, covered by this prospectus may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of the sale or at negotiated prices.

The selling shareholders will pay all brokerage fees and commissions and similar expenses.  We will pay all expenses (except brokerage fees and commissions and similar expenses) relating to the registration of the shares with the Securities and Exchange Commission.

AN INVESTMENT IN OUR COMMON SHARES INVOLVES A HIGH DEGREE OF RISK.  BEFORE PURCHASING ANY COMMON SHARES, OR INTERESTS IN COMMON SHARES, YOU SHOULD CONSIDER CAREFULLY THE RISKS DESCRIBED UNDER “RISK FACTORS” BEGINNING ON PAGE 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE COMMON SHARES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is November 12, 2008.

You should rely only on the information contained or incorporated by reference in this prospectus.  We have not authorized anyone to provide you with additional or different information.  If anyone provides you with additional, different or inconsistent information, you should not rely on it.  You should not assume that the information we have included in this prospectus is accurate as of any date other than the date of this prospectus or that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.  Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, or “SEC”, using a “shelf” registration or continuous offering process.  Under this shelf registration process, the selling shareholders may from time to time, in one or more offerings, sell the common shares registered under the registration statement of which this prospectus is a part.  This prospectus omits some of the information contained in the registration statement and reference is made to the registration statement for further information with regard to us and the securities being offered by the selling shareholders. Any statement contained in the prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the SEC is not necessarily complete, and in each instance, reference is made to the copy of the document filed.

All references to “we”, “us”, “our”, “WorldHeart” or the “Company” in this prospectus are to World Heart Corporation.  The WorldHeart logo, WorldHeart, and all product and service names used herein are either registered trademarks or trademarks of World Heart Corporation in the United States and/or other countries.

SUMMARY

This summary highlights information contained elsewhere in this prospectus but might not contain all of the information that is important to you. Before investing in our common shares, you should read the entire prospectus carefully, including “Risk Factors,” and the documents we incorporate by reference into this prospectus.

Our business is focused on the development and sale of ventricular assist devices (“VADs”), particularly our Levacor Rotary VAD (“Levacor VAD” or “Levacor”). VADs are mechanical assist devices that supplement the circulatory function of the heart by re-routing blood flow through a mechanical pump, allowing for the restoration of normal blood circulation.

VADs are used for treatment of patients with severe heart failure, including primarily patients whose hearts are irreversibly damaged and cannot be treated effectively by medical or surgical means other than transplant. Bridge-to-Transplant therapy involves implanting a VAD in a transplant-eligible patient to maintain or improve the patient’s health until a donor heart becomes available. Destination Therapy is the implanting of a VAD to provide long-term support for a patient not currently eligible for a natural heart transplant. Bridge-to-Recovery involves the use of VADs to restore a patient’s cardiac function, helping the natural heart to recover and thereby allowing removal of the VAD.

We are focused on the development of the Levacor Rotary VAD, the next-generation rotary device that we acquired as part of our acquisition of the assets of MedQuest Products, Inc. (“MedQuest”) in July 2005. It uses a magnetically-levitated rotor resulting in no moving parts subject to wear, which is expected to provide multi-year support. The Levacor VAD is in the clinical development stage with an initial human feasibility clinical use successfully completed in Europe during 2006. We are focused on activities leading to the commencement of the U.S. clinical trial for the Levacor in 2009.  As previously announced, after more than 20 years in clinical use, we are phasing out our first generation Novacor LVAS as it approaches the natural end of its life cycle.

Our next-generation pulsatile VAD, the Novacor II, is currently in pre-clinical development. The Novacor II is being designed as a small implantable heart assist device to provide long-term pulsatile blood flow to patients suffering from heart failure. The first animal implants of the Novacor II were completed in 2005 and 2006. We intend to further the development of the Novacor II after completion of the Levacor VAD design, contingent on our ability to fund this program.

The pediatric VAD (“PediaFlow”) is a small, magnetically levitated, rotary VAD currently in pre-clinical development. Based on our proprietary technology, it is intended for use in newborns and infants.

The PediaFlow is being developed by a consortium, including us, the University of Pittsburgh and LaunchPoint Technologies, with funding provided primarily by the National Institutes of Health.

The technology embodied in the PediaFlow is also intended to form the basis for a small, Minimally Invasive VAD (“MiVAD”). This device is aimed at providing partial circulatory support to the relatively large population of patients in an early stage of heart failure. Included in this population are patients who do not respond to cardiac resynchronization therapy, and currently have no optimal available therapeutic option.

On July 31, 2008, we completed a $30.0 million private placement transaction and recapitalization, initially announced on June 20, 2008, under the terms of the Recapitalization Agreement (the “Recapitalization Agreement”) dated June 20, 2008 and amended on July 31, 2008, among us, our wholly owned subsidiary World Heart Inc. (“WHI”), Abiomed, Inc. (“Abiomed”), Venrock Partners V, L.P., Venrock Associates V, L.P. and Venrock Entrepreneurs Fund V, L.P. (collectively, “Venrock”), Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Life Sciences Fund, L.P. and Austin W. Marxe (collectively, “SSF”) and New Leaf Ventures II, L.P. (“New Leaf”). Under the terms of the Recapitalization Agreement, we issued 10,000,000 common shares for an aggregate purchase price of $30,000,000 (the “Issuance”), of which Venrock invested $11,000,000, SSF invested $9,000,000 and New Leaf invested $10,000,000. Simultaneously with the closing of the Issuance, Abiomed entered into a Termination and Release Letter Agreement dated July 31, 2008 with us and WHI and converted the full amount of principal and interest owed on the $5,000,000 8% Secured Convertible Promissory Note (the “Note”) previously issued to Abiomed by us and WHI into 2,866,667 of our common shares (the “Conversion”), released the security interest in all of our assets and those of WHI that secured the Note, terminated the warrant Abiomed held to purchase 113,333 of our common shares, forgave other amounts owed to Abiomed by us and terminated all previously existing agreements, arrangements and understandings with us. The purchase price delivered by Venrock and SSF at the closing was offset by repayment of the principal and interest owed on the bridge loan facility of $1,400,000 that Venrock and SSF had previously provided to us. In connection with the Issuance, the parties to the Recapitalization Agreement entered into a Registration Rights Agreement dated July 31, 2008, as amended November 3, 2008, to register the common shares issued in connection with the Issuance and the Conversion.

In connection with the Recapitalization Agreement, we applied to the NASDAQ Stock Market, Inc. (“NASDAQ”) for an exception from Marketplace Rule 4350 in reliance on Marketplace Rule 4350(i)(2), which provides that NASDAQ may make an exception to the Marketplace Rules when (i) the delay in securing shareholder approval would seriously jeopardize the financial viability of the enterprise, and (ii) reliance by the company on the exception is expressly approved by the audit committee comprised solely of independent, disinterested directors. The audit committee of our Board of Directors expressly approved such reliance. The Listings and Qualifications Department of NASDAQ granted the requested exception permitting us to issue 12,866,667 common shares contemplated in the Recapitalization Agreement, which is significantly in excess of the approximately 76,667 common shares which we would have been permitted to issue under Marketplace Rule 4350 without shareholder approval or this exception.

As part of the recapitalization transaction, we paid an aggregate cash commission of $750,000 and issued warrants dated October 10, 2008 to purchase an aggregate of 83,333 common shares to our advisors, Pacific Growth Equities, LLC and Stifel, Nicolaus and Company with an exercise price of $3.30 per share.  The issuance of the warrants was subject to shareholder approval, which was received on October 9, 2008.

On October 27, 2008, we completed a reverse stock split on the basis of one post-consolidation share for each 30 pre-consolidation shares and commenced trading on a post-consolidation basis on NASDAQ on October 28, 2008.  The number of common shares reflected in this prospectus is shown on a post-consolidated basis, unless otherwise noted.  Common share numbers and per share numbers set forth in documents filed with the SEC prior to the reverse stock split that are incorporated by reference herein are not shown on a post-consolidated basis.

Our head office is located at 7799 Pardee Lane, Oakland, California, USA, 94621 and our head office telephone number is 510-563-5000. We also have operations at 4750 Wiley Post Way, Suite 120, Salt Lake City, Utah, USA, 84116.

RISK FACTORS

You should carefully consider the following risk factors in evaluating WorldHeart and our common shares. Additional risks and uncertainties not presently known to us or that we currently consider not material may also impair our business, financial condition and results of operations. If any of the events described below actually occurs, our business, financial condition and results of operations could be materially adversely affected.

Risk Factors Relating to Our Business

We will require significant capital investment to continue our product development programs and to bring future products and product enhancements to market, and if adequate funding is not available, our financial condition will be adversely affected and we may have to further curtail or eliminate our development programs and significantly reduce our expenses or be forced to cease operations.

Our investment of capital has been and will continue to be significant. Developing our technology, future products and continued product enhancements, including those of the Levacor Rotary VAD and other technologies, requires a commitment of substantial funds to conduct the costly and time-consuming research and clinical trials necessary for such development and regulatory approval. If adequate funds are not available when needed, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs or obtain funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, potential products or products that we would otherwise seek to develop or commercialize ourselves. In addition, while in November 2006, August 2007 and August 2008 we announced significant restructuring, cost reductions and consolidation initiatives, we may be required to further reduce our operating expenses, including but not limited to, reductions in salaries and/or elimination of employees and consultants or cessation of operations. The inability to obtain additional financing or enter into strategic relationships when needed will have a material adverse effect on our business, financial condition and results of operations.

We have had substantial losses since incorporation and expect to continue to operate at a loss while our products are under development, and we may never become profitable.

Since our inception in 1996 through June 30, 2008, we have incurred cumulative losses of approximately $305.2 million, a significant portion of which relates to the costs of internally developed and acquired technologies. Our research and development expenses have increased over the past year, primarily due to our investment in the development programs for our next generation, Levacor Rotary VAD. Our research and development activities will likely result in additional significant losses in future periods. These expenditures include costs associated with performing pre-clinical testing and clinical trials for our next generation products, continuing research and development, seeking regulatory approvals and, if we receive these approvals, commencing commercial manufacturing, sales and marketing of our products.

We may be unable to obtain regulatory approvals, which will prevent us from selling our products and generating revenue.

Most countries, including the United States, Canada and countries in Europe, require regulatory approval prior to the commercial distribution of medical devices. In particular, implanted medical devices generally are subject to rigorous clinical testing as a condition of approval by the FDA and by similar authorities in Canada (e.g., Health Canada), and in European and other countries. The approval process is expensive and time consuming. Non-compliance with applicable regulatory requirements can result in, among other things, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, government refusal to grant marketing approval for devices, withdrawal of marketing approvals and criminal prosecution. The inability to obtain the appropriate regulatory approvals for our products in the United States, Canada and the rest of the world will prevent us from selling our products, which would have a material adverse effect on our business, financial condition and results of operations.

There can be no assurance that the FDA, Health Canada or any other regulatory authority will act favorably or quickly in its review of our applications, if and when made, and we may face significant difficulties and costs obtaining such approvals that could delay or preclude us from selling our next-generation products in the United States, Europe, Canada and elsewhere. Failure to receive, or delays in receiving, such approvals, including the need for extended clinical trials or additional data as a prerequisite to approval, limitations on the intended use of our next-generation products, the restriction, suspension or revocation of any approvals obtained or any failure to comply with approvals obtained could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on a limited number of products.

To date, our revenues have resulted primarily from sales of the Novacor LVAS and related equipment. With our restructurings announced in November 2006 and August 2007, those revenues have continued to decline and we intend to phase out sales of the Novacor LVAS by the end of 2008. Our future financial performance depends primarily on our ability to realign our resources to focus on the development, regulatory approval, introduction, customer acceptance and sales and marketing of the Levacor Rotary VAD. Prior to any commercial use, our products currently under development will require significant additional capital for research and development efforts, extensive pre-clinical and clinical testing and regulatory approval.

New product development is highly uncertain and unanticipated developments, clinical and regulatory delays, adverse or unexpected side effects or inadequate therapeutic efficacy could delay or prevent the commercialization of the Levacor Rotary VAD. Any significant delays in, or premature termination of, clinical trials of our products under development would have a material adverse effect on our business, financial condition and results of operations.

Market acceptance of our technologies and products is uncertain and our selling and distribution capability is limited and has been further reduced by our recent cost reduction initiatives.

Our next-generation Levacor Rotary VAD must compete with other products as well as with other therapies for heart failure, such as medication, transplants, cardiomyoplasty and total artificial heart devices. In addition, although we believe that the Destination Therapy market opportunity for VADs is significant, adoption rates have continued to be slower than anticipated.

We have a limited number of technical support personnel compared with other medical device companies in our industry segment, and our financial condition has required us to make significant personnel reductions in those areas, which may put us at a further competitive disadvantage in the marketplace. Failure of our products to achieve significant market acceptance due to competitive therapies and our very limited selling and distribution could have a material adverse effect on our business, financial condition and results of operations.

We face significant competition and technological obsolescence of our products.

In addition to competing with other less-invasive therapies for heart failure, including medications and pacing technology, our products, if regulatory approvals are obtained, will compete with ventricular assist technology being developed and sold by a number of other companies. Competition from medical device companies and medical device subsidiaries of healthcare and pharmaceutical companies is intense and expected to increase.

Most of our competitors have financial, technical, manufacturing, distribution and marketing resources substantially greater than ours. Third parties may succeed in developing or marketing technologies and products that are more effective and more timely than those developed or marketed by us which could render our technology and products non-competitive or obsolete, or we may not be able to keep pace with technological developments or our competitors’ time frames, all of which could have a material adverse effect on our business, financial condition and results of operations.

In addition, companies in similar businesses are entering into business combinations with one another, which may create more powerful or aggressive competitors. We may not be able to compete successfully as future markets evolve, and we may have to pursue additional acquisitions or other business combinations or strategic alliances. Increased competitive pressure could lead to lower sales and prices of our products, and this could harm our business, results of operations and financial condition.

There are limitations on third-party reimbursement for the cost of implanting our devices.

Individual patients will seldom be able to pay directly for the costs of implanting our devices. Successful commercialization of our products will depend in large part upon the availability of adequate reimbursement for the treatment and medical costs from third-party payers, including governmental and private health insurers and managed care organizations. Consequently, we expect that our products will typically be purchased by healthcare providers, clinics, hospitals and other users who will bill various third-party payers, such as government programs and private insurance plans, for the healthcare services provided to their patients.

The coverage and the level of payment provided by third-party payers in the United States and other countries vary according to a number of factors, including the medical procedure, third-party payer, location and cost. In the United States, many private payers follow the recommendations for Centers of Medicare and Medicaid Services, which establish guidelines for governmental coverage of procedures, services and medical equipment.

There can be no assurance with respect to any markets in which we seek to distribute our products that third-party coverage and reimbursement will be adequate, that current levels of reimbursement will not be decreased in the future or that future legislation, regulation or reimbursement policies of third-party payers will not otherwise adversely affect the demand for our products or our ability to sell our products on a profitable basis, particularly if the installed cost of our systems and devices should be more expensive than competing products or procedures. The unavailability of third-party payer coverage or the inadequacy of reimbursement would have a material adverse effect on our business, financial condition and results of operations.

If we cannot protect our intellectual property, our business could be adversely affected.

Our intellectual property rights, including those relating to our Levacor Rotary VAD, are and will continue to be, a critical component of our success. The loss of critical licenses, patents or trade secret protection for technologies or know-how relating to our current product and our products in development could adversely affect our business prospects. Our business will also depend in part on our ability to defend our existing and future intellectual property rights and conduct our business activities free of infringement claims by third parties. We intend to seek additional patents, but our pending and future patent applications may not be approved, may not give us a competitive advantage and could be challenged by others. Patent proceedings in the United States and in other countries may be expensive and time consuming. In addition, patents issued by foreign countries may afford less protection than is available under United States intellectual property law, and may not adequately protect our proprietary information.

Our competitors may independently develop proprietary non-infringing technologies and processes that are substantially similar to ours, or design around our patents. In addition, others could develop technologies or obtain patents, which would render our patents and patent rights obsolete. Claims by competitors and other third parties that our products allegedly infringe the patent rights of others could have a material adverse effect on our business. We could encounter legal and financial difficulties in enforcing our licenses and patent rights against alleged infringers. The medical device industry and cardiovascular device market, in particular, is characterized by frequent and substantial intellectual property litigation. Intellectual property litigation is complex and expensive and the outcome of this litigation is difficult to predict. Any future litigation, regardless of outcome, could result in substantial expense and significant diversion for our technical and management personnel. An adverse determination in any such proceeding could subject us to significant liabilities or require us to seek additional licenses from third parties, pay damages and/or royalties that may be substantial or force us to redesign the related product. These alternatives may be uneconomical or impossible. Furthermore, we cannot assure you that if additional licenses are necessary they would be available on satisfactory terms or at all. Accordingly, an adverse determination in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing or selling certain of our products, any of which could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to product liability claims.

Our business exposes us to an inherent risk of potential product liability claims related to the manufacturing, marketing and sale of the Novacor LVAS, and if and when regulatory approvals are received, the Levacor Rotary VAD and other future products, by device recipients or by their families. Claims of this nature, if successful, could result in substantial damage awards to the claimants, which may exceed the limits of any applicable insurance coverage held by us. A successful claim brought against us in excess of, or outside of, our insurance coverage would have a material adverse effect on our financial condition. Claims against us, regardless of their merit or potential outcome, could also have a material adverse effect on our ability to obtain physician acceptance of our products, to expand our business or obtain insurance in the future, which could have a material adverse effect on our business and results of operations.

We face risks associated with our manufacturing operations, risks resulting from dependence on third-party manufacturers, and risks related to dependence on sole suppliers.

The manufacture of our products is a complex operation involving a number of separate processes and components. Material costs are high and certain of the manufacturing processes involved are labor-intensive. The conduct of manufacturing operations is subject to numerous risks, including reliance on third-party manufacturers, unanticipated technological problems and delays. We, or any entity manufacturing products or components on our behalf, may not be able to comply with applicable governmental regulations or satisfy regulatory inspections in connection with the manufacture of our products, which would have a material adverse effect on our business, financial condition and results of operations.

We often depend on single-source third-party manufacturers for several of the components used in our products. We do not have agreements with many of such single-source manufacturers and purchase these components pursuant to purchase orders placed from time to time in the ordinary course of business.

We are substantially dependent on the ability of these manufacturers to provide adequate inventories of these components on a timely basis and on favorable terms. These manufacturers also produce components for certain of our competitors, as well as other large customers, and there can be no assurance that such manufacturers will have sufficient production capacity to satisfy our inventory or scheduling requirements during any period of sustained demand, or that we will not be subject to the risk of price fluctuations and periodic delays. Although we believe that our relationships with our manufacturers are satisfactory and that alternative sources for the components we currently purchase from single-source suppliers are currently available, the loss of the services of such manufacturers or substantial price increases imposed by such manufacturers, in the absence of readily available alternative sources of supply, would have a material adverse effect on us. Failure or delay by such manufacturers in supplying components to us on favorable terms could also adversely affect our operating margins and our ability to develop and deliver our products on a timely and competitive basis, which could have a material adverse effect on our business, financial condition and results of operations.

We are dependent on key personnel.

As a result of the specialized scientific nature of our business, we are dependent on our ability to attract and retain qualified scientific, technical and key management personnel. We face intense competition for such persons and we may not be able to attract or retain such individuals. Our restructuring, cost reduction and consolidation efforts in November 2006, August 2007 and August 2008 may make it more difficult for us to attract and retain qualified personnel.

Moving our operations may be disruptive.

On August 21, 2008, we announced a phased consolidation into a primary facility at our current location in Salt Lake City, Utah.  In this context, we eliminated five positions at our facility in Oakland, including the position of Vice President of Manufacturing, and we expect to eliminate approximately ten additional Oakland positions and to relocate others to Salt Lake City.  The consolidation plan includes a search for a CEO to reside in Salt Lake City.  The consolidation of our operations may result in ongoing disruptions to our operations and the loss of personnel who would be costly to replace.  The loss of employees could also have a significant impact on the continuity and progress of our research and development programs.  The costs and possible disruptions that may result from this consolidation could have a material adverse effect on our business, financial condition and results of operations.

Risk Factors Relating to Our Common Shares

The price of our shares is highly volatile, and if we do not maintain compliance with NASDAQ minimum share price requirements or other listing requirements, we may be delisted.

As a small capitalization medical device company, the price of our common shares has been, and is likely to continue to be, highly volatile. Future announcements concerning us or our competitors, quarterly variations in operating results, introduction of new products, delays in the introduction of new products or changes in product pricing policies by us or our competitors, acquisition or loss of significant customers, partners, distributors and suppliers, changes in earnings estimates or our ratings by analysts, regulatory developments, or fluctuations in the economy or general market conditions, among other factors, could cause the market price of our common shares to fluctuate substantially. There can be no assurance that the market price of our common shares will not decline below its current price or that it will not experience significant fluctuations in the future, including fluctuations that are unrelated to our performance.

Currently our common shares are quoted on the NASDAQ Capital Market under the symbol “WHRT”.  We must satisfy certain minimum listing maintenance requirements to maintain the NASDAQ Capital Market quotation, including a series of financial tests relating to shareholders equity or net income or market value, public float, number of market makers and shareholders, market capitalization, and maintaining a minimum bid price of $1.00 per share.

On March 31, 2008, we received a notice from NASDAQ stating that we were not in compliance with Marketplace Rule 4310(c)(3). This rule requires us to have a minimum of $2,500,000 in shareholders’ equity or $35,000,000 market value of listed securities or $500,000 of net income from continuing operations for the most recently completed fiscal year or two of the three most recently completed fiscal years.  In addition, on April 30, 2008, we received a notice from NASDAQ stating that for the last 30 consecutive business days, the bid price of our common shares had closed below the minimum $1.00 per share requirement for continued inclusion under Marketplace Rule 4310(c)(4). The notice further stated that pursuant to Marketplace Rule 4310(c)(8)(D), we will be provided 180 calendar days (or until October 27, 2008) to regain compliance.  On October 9, 2008 we obtained shareholder approval for a reverse stock split to increase our share price and cure our bid price deficiency under Marketplace Rule 4310(c)(4).  On October 27, 2008, we completed a reverse stock split on the basis of one post-consolidated share for each 30 pre-consolidated shares in order to regain compliance.

On July 31, 2008, we completed a $30.0 million private placement transaction and recapitalization. This private placement cured our shareholders’ equity deficiency or non-compliance with Marketplace Rule 4310(c)(3). In addition, in August 2008, we initiated a phased consolidation plan which we expect will reduce our expenses and increase the likelihood that we will maintain compliance in the longer term. On September 11, 2008, following a review by a NASDAQ Listing Qualifications Panel, NASDAQ determined that our common shares will continue to be listed on the NASDAQ Capital Market.

On October 29, 2008, we received a notice from NASDAQ stating that we were not in compliance with Marketplace Rule 4310(c)(7).  This rule requires us to have a minimum of 500,000 publicly held shares.  For purposes of this requirement, the number of publicly held shares excludes shares held by affiliates, including officers, directors, or ten percent shareholders.  The NASDAQ staff is reviewing our eligibility for continued listing on the NASDAQ Capital Market and had asked us to provide, on or before November 21, 2008, our specific plan to achieve and sustain compliance with all the NASDAQ Capital Market listing requirements, including the time frame for completion of the plan. We intend to submit a specific plan to achieve and sustain compliance with Marketplace Rule 4310(c)(7) by November 21, 2008.

If the common shares were to be delisted, they would trade on the Over-the-Counter Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc., which are viewed by most investors as less desirable and less liquid market places. This could make trading more difficult for our investors, leading to lower trading volumes and declines in share price, which would also make it more difficult and expensive for us to raise additional capital.

The sales of common shares by our shareholders could depress the price of our common shares.

If our shareholders sell substantial amounts of our common shares in the public market, the market price of our common shares could fall. These sales might also make it more difficult for us to sell equity or equity-related securities at a time and price that we would deem appropriate. We have undertaken to register all of the common shares we issued in the private placement in July 2008 pursuant to a resale registration statement. We have also previously registered for resale shares issued in connection with the prior private placements in 2006 and 2005. Sales by these shareholders could have an adverse impact on the trading price of our common shares.

The concentration of our capital stock ownership, following the completion of the recent private placement, may limit your ability to influence corporate matters.

Our common shares are held by a relatively small number of investors.  After the completion of our $30.0 million private placement financing in July 2008, four of our shareholders collectively beneficially own approximately 98% of our common shares.  These investors also have certain rights to designate members of our Board of Directors and may exercise significant influence over all matters requiring shareholder approval, including elections of directors and significant corporate transactions, such as a merger or other sale of us or our assets for the foreseeable future. This concentrated control may limit our ability to influence corporate matters and, as a result, we may take actions that our shareholders do not view as beneficial.

Inquiry from Ontario Securities Commission regarding the Company’s stock option granting practices may be disruptive.

On July 7, 2008, we received an inquiry from the Ontario Securities Commission (OSC) for information and a request for the Company to perform an internal review with respect to our option granting practices from January 1, 2001 to present.  We are required to provide requested information to the OSC by November 18, 2008.  In response to this request, on July 28, 2008, our Board of Directors constituted a Special Committee to review our option granting practices and to make recommendations to the Board with respect to any concerns, changes in practices and related issues.  We have not yet completed our review or determined whether we will need to record any non-cash adjustments to compensation expense related to prior option grants.  The continued review of our historical option granting practices may require us to expend significant management time and incur significant accounting, legal, and other expenses, which could have a material adverse effect on our results of operations.  In addition, we, and our current and former directors and officers, may become the subject of government inquiries, shareholder derivative and class action lawsuits and other legal proceedings relating to our historical option granting practices in the future. Should any of these events occur, they could require us to expend significant management time and incur significant accounting, legal and other expenses. This could divert attention and resources from the operation of our business and adversely affect our financial condition and results of operations.

Because we do not intend to pay, and have not paid, any cash dividends on our common shares, our shareholders will not be able to receive a return on their common shares unless the value of our common shares appreciates and they sell them.

We have never paid any cash dividends on our common shares and intend to retain future earnings, if any, to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common shares in the foreseeable future. As a result, our shareholders will not be able to receive a return on their common shares unless the value of our common shares appreciates and they sell them.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated by reference in this prospectus include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). All statements other than statements of historical fact are “forward-looking statements” for purposes of these provisions, including statements regarding our expectations with respect to future development plans for our next-generation product candidates, particularly the Levacor Rotary VAD, the timing and scope of pre-clinical testing and clinical trials, our ability to secure additional funding or to form strategic partnerships, our cost reduction efforts and their impact on our ability to maintain operations, as well as other statements that can be identified by the use of forward-looking language, such as “believe,” “feel,” “expect,” “may,” “will,” “should,” “seek,” “plan,” “anticipate,” or “intend” or the negative of those terms, or by discussions of strategy or intentions. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results and performance to be materially different from any future results and performance expressed or implied by these forward-looking statements. Important factors that could cause our actual results to differ materially from those expressed or implied by such forward-looking statements include:

•       our need for additional significant financing in the future;

•       costs and delays associated with research and development, pre-clinical testing and clinical trials for our products and next-generation product candidates, such as the Levacor Rotary VAD,

•       our ability to manufacture, sell and market our products;

•       decisions, and the timing of decisions, made by health regulatory agencies regarding approval of our products;

•       competition from other products and therapies for heart failure;

•       continued slower than anticipated Destination Therapy adoption rate for VADs;

•       limitations on third-party reimbursements;

•       our ability to obtain and enforce in a timely manner patent and other intellectual property protection for our technology and products;

•       our ability to avoid, either by product design, licensing arrangement or otherwise, infringement of third parties’ intellectual property;

•       our ability to enter into corporate alliances or other strategic relationships relating to the development and commercialization of our technology and products;

•       loss of commercial market share to competitors due to our financial condition;

•       our ability to remain listed on the NASDAQ Capital Market; and

•       other factors we discuss under the heading “RISK FACTORS.”

We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

USE OF PROCEEDS

This prospectus relates to the sale, transfer or other disposition of common shares, or interests in the common shares, by the selling shareholders or their transferees.  We will not receive any proceeds from any such disposition.

SELLING SHAREHOLDERS

The common shares being offered by this prospectus were previously issued in a private placement or underlie certain common share purchase warrants that were previously issued in that private placement.  On July 31, 2008, we completed a $30.0 million private placement transaction and recapitalization under the terms of the Recapitalization Agreement (as defined above). As part of the recapitalization transaction, we issued warrants to purchase an aggregate of 83,333 common shares to our advisors, Pacific Growth Equities, LLC and Stifel, Nicolaus and Company.  The selling shareholders are parties to or beneficiaries of a registration rights agreement with us, pursuant to which we have agreed to register their common shares for resale.  This prospectus covers up to 12,950,000 of our common shares held by, or underlying common share purchase warrants held by, the selling shareholders listed below.  The term “selling shareholders” includes the holders of our common shares and of our common share purchase warrants listed below, and their respective transferees, pledges, donees or other successors.

The table below contains information concerning the selling shareholders’ beneficial ownership of our common shares, including common shares underlying common share purchase warrants held by such selling shareholders, as of November 3, 2008.  Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Exchange Act.  The table below has been prepared based solely on information provided to us by the selling shareholders.

To our knowledge, except for Pacific Growth Equities, LLC and Stifel, Nicolaus & Company, Incorporated, none of the selling shareholders is a registered broker-dealer.

The Recapitalization Agreement provides that each of Abiomed, Venrock, SSF and New Leaf will have the right to designate one person for election to our Board of Directors, so long as such entity or group, as applicable, or its affiliates, remains the beneficial owner of at least 5% of our outstanding common shares.  Abiomed will also have the right to designate an observer to attend meetings of our Board of Directors at any time it does not have a designee on the Board of Directors.  All of Abiomed’s rights of designation with respect to our Board of Directors will terminate on the fifth anniversary of the closing of the recapitalization transaction.

The Recapitalization Agreement also provides Abiomed with certain distribution rights.  During the term of the Recapitalization Agreement, we are required to negotiate in good faith with Abiomed about distribution arrangements before engaging any third-party distributors for our products.  However, we retain the right, without negotiating with Abiomed, to distribute our products directly.  In addition, if we and Abiomed are unable to agree to terms on a potential distribution arrangement, we are free to negotiate with third-party distributors without giving revised terms to Abiomed.  Abiomed’s distribution rights will terminate upon a change of control of us pursuant to the terms of the Recapitalization Agreement.

The registration statement of which this prospectus is a part has been filed pursuant to the registration rights entered into as part of a private placement which was completed on July 31, 2008.

Under the terms of the registration rights agreement, we will pay all expenses of the registration of the common shares, including SEC filing fees, except that the selling shareholders will pay all underwriting discounts and selling commissions, if any.  Our expenses for the registration of the common shares are estimated to be approximately $62,400.

Because the selling shareholders may sell, transfer or otherwise dispose of all, some or none of the common shares covered by this prospectus, we cannot determine the number of common shares that will be sold, transferred or otherwise disposed of by the selling shareholders.  For the purposes of the table below, we assume that the selling shareholders will sell all common shares covered by this prospectus.

Except as described below, the selling shareholders have sole voting and investment power over the common shares listed in the table.

Selling Shareholders

Name	Number of Common Shares Owned Before the Offering		Number of Common Shares Offered	Percentage of Common Shares Owned After the Offering (1)	Number of Common Shares Held After the Offering
Venrock Associates (2) 3340 Hillview Avenue Palo Alto, CA 94304	3,666,666		3,666,666	*	0

New Leaf Ventures II, L.P. (3) 7 Times Square, Suite 1603 New York, NY 10036	3,333,333		3,333,333	*	0

Austin W. Marxe and David M. Greenhouse (4) 153 East 53rd Street New York, NY 10022	3,109,288	(5)	3,000,000	*	109,288

ABIOMED, Inc. (6) 22 Cherry Hill Drive Danvers, MA 01923	2,866,666		2,866,666	*	0

Pacific Growth Equities, LLC (7) One Bush Street San Francisco, CA 94104	58,333		58,333	*	0

Stifel, Nicolaus & Company (8) One South Street Baltimore, Maryland 21202	25,000		25,000	*	0

Total	13,059,286		12,949,998	*	109,288

*                                         Less than 1%

(1)                                  Percentage ownership is based on 13,253,964 common shares outstanding as of November 5, 2008.

(2)                                  Venrock Associates V, L.P. is the record owner of 3,308,433 common shares, Venrock Entrepreneurs Fund V, L.P. is the record owner of 77,733 common shares, and Venrock Partners V, L.P. is the record owner of 280,500 common shares.  Collectively, Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P. (together, “Venrock”) are the record owners of 3,666,666 common shares (the “Venrock Shares”).  As the general partners of Venrock Associates V, L.P., Venrock Entrepreneurs Fund V, L.P. and Venrock Partners V, L.P., respectively, Venrock Management V, LLC, VEF Management V, LLC and Venrock Partners Management V, LLC (the “General Partners”) may be deemed to own beneficially all of the Venrock Shares.  Each General Partner disclaims beneficial ownership of the Venrock Shares except to the extent of their indirect pecuniary interest therein.  In addition, Brian Ascher, Michael Brooks, Eric Copeland, Anthony Evnin, Anders Hove, Bryan Roberts, Ray Rothrock, David Siminoff, Anthony Sun, and Michael Tyrrell (collectively, the “Members”) are the members of each of the General Partners and may be deemed to own beneficially all of the Venrock Shares.  Each Member disclaims beneficial ownership of the Venrock Shares except to the extent of their indirect pecuniary interest therein.  Venrock is entitled to a board nominee on our Board of Directors depending on certain ownership requirements of our common shares.  Anders Hove is a director on our Board of Directors as a designee of Venrock.

(3)                                  As the sole general partner of New Leaf Ventures II, L.P. (“New Leaf”), New Leaf Venture Associates II, L.P. (“NLVA”) may be deemed to own beneficially the common shares owned by New Leaf.    As the sole general partner of NLVA, New Leaf Venture Management II, L.L.C. (“NLV Management”) may be deemed to own beneficially the common shares owned by New Leaf.  As the individual Managing Directors of NLV Management, each of Philippe Chambon, Jeani Delagardelle, Ron Hunt, Kathleen LaPorte Vijay Lathi and James Niedel also may be deemed to own beneficially the common shares owned by New Leaf.  Each of NLVA, NLV Management and each of the foregoing Managing Directors disclaims beneficial ownership of such common shares except to the extent of their pecuniary interest therein, if any. New Leaf is entitled to a board nominee on our Board of Directors depending on certain ownership requirements of our common shares.  Jeani Delagardelle is a director on our Board of Directors pursuant to a designation by New Leaf.

(4)                                  Includes (i) 552,927 common shares held by Special Situations Cayman Fund, L.P., (ii) 5,835 common shares held by Special Situations Fund III, L.P., (iii) 1,525,504 common shares held by Special Situations Fund III QP, L.P.,

(iv) 556,170 common shares held by Special Situations Private Equity Fund, L.P., (v) 133,333 shares of common stock owned by Special Situations Life Sciences Fund, L.P., (vi) 333,333 shares held by Austin W. Marxe and (vii) 2,186 shares held by David M. Greenhouse.  Each of Messrs. Marxe and Greenhouse have sole voting and investment power over the shares held in their respective names.  MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P.  AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. and the investment adviser to the Special Situations Fund III, QP, L.P., the Special Situations Private Equity Fund, L.P. and the Special Situations Life Sciences Fund, L.P.  Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM.  Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above. Special Situations Fund III QP, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P. and Special Situations Life Sciences Fund, L.P. (collectively, the “Special Situations Funds”) are entitled to designate a nominee for election to our Board of Directors so long as certain ownership requirements are met.  Austin W. Marxe is a member of our Board of Directors pursuant to a designation by the Special Situations Funds.

(5)                                  Includes 109,288 shares beneficially owned before the offering that may be sold pursuant to our Registration Statement on Form S-3 filed with the SEC on December 26, 2006 (File No. 333-139662).

(6)                                  Based solely on the Schedule 13D filed on August 8, 2008, by ABIOMED, Inc. (“Abiomed”), Abiomed acquired 2,866,666 of our common shares as a result of Abiomed’s conversion of the full amount of principal and interest owed on the US$5,000,000 8% Secured Convertible Promissory Note (the “Note”) previously issued to Abiomed by us and WHI, Abiomed’s release of the security interest in all of our assets and those of WHI that secured the Note, termination of the warrant Abiomed held to purchase 113,333 of our common shares, and forgiveness of other amounts owed to Abiomed by us.  Abiomed is a company publicly traded on the NASDAQ Global Market under the symbol “ABMD.”   Abiomed is entitled to designate a nominee for election to our Board of Directors so long as certain ownership requirements are met.  Michael R. Minogue is a director on our Board of Directors pursuant to a designation by Abiomed.

(7)                                  Richard Osgood, Steve Massocca and Thomas Dietz are the principals of Pacific Growth Equities, LLC and possess sole voting and investment control over the securities.

(8)                                  The Board of Directors of Stifel, Nicolaus & Company, Incorporated (Stifel) possess sole voting and investment control over the securities.

Information about any other selling shareholders will be included in prospectus supplements or post-effective amendments, if required.  Information about the selling shareholders may change from time to time.  Any changed information with respect to which we are given notice will be included in prospectus supplements.

PLAN OF DISTRIBUTION

The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions.  These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.

The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

• ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

• block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

• purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

• an exchange or over-the-counter distribution in accordance with the rules of the applicable exchange or other market;

• privately negotiated transactions;

• short sales effected after the date the registration statement of which this Prospectus is a part is declared effective by the SEC;

• through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

• broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

• a combination of any such methods of sale; and

• any other method permitted by applicable law.

The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus.  The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume.  The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities.  The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any.  Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents.  We will not receive any of the proceeds from this offering.

The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act.  Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act.  Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers.  In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates.  In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act.  The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus.

We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

SHARE CAPITAL

Our authorized share capital consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value, issuable in series.  As of November 5, 2008, there were 13,253,964 common shares outstanding and no preferred shares issued and outstanding.

Common Shares

Each common share entitles its holder to one vote at meetings of our shareholders, except meetings at which only the holders of another class or series of shares are entitled to vote, to receive any dividends declared by the board of directors (subject to the prior rights of holders of any preferred shares), and to receive our property upon liquidation, dissolution or winding up.  All outstanding common shares and preferred shares are fully paid and non-assessable.

On October 9, 2008, our shareholders approved an amendment to our Articles of Incorporation to consolidate our common shares on the basis of one new common share for 30 existing common shares.  On October 27, 2008, we filed Articles of Amendment effecting the share consolidation.

Preferred Shares

The board of directors has the authority to issue an unlimited number of preferred shares, issuable in series, and to determine prior to any such issuance the price, rights, preferences, privileges and restrictions, including voting rights, of those shares without any further vote or action by the shareholders.  Preferred shares may, at the discretion of the board of directors, be entitled to preference over the common shares and any other shares ranking junior to the preferred shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up.  If any cumulative dividends or amounts payable on return of capital are not paid in full, preferred shares of all issued series would participate ratably in accordance with the amounts that would be payable on such shares if all such dividends were declared and paid in full or the sums which would be payable on such shares on the return of capital if all amounts so payable were paid in full, as the case may be.

ENFORCEABILTY OF CIVIL LIABILITIES

We are a corporation organized under the laws of Canada.  Several of our directors and the experts named in this prospectus are residents of Canada and a portion of their assets and a portion of our assets are located outside of the United States.  As a result, it may be difficult for investors to effect service of process within the United States upon the directors, controlling persons, officers and experts who are not residents of the United States or to enforce against them judgments of courts of the United States based upon the civil liability under the Federal securities laws of the United States.  McCarthy Tétrault LLP, our Canadian counsel, has advised us that there is doubt as to the enforceability in Canada against us or against any of our directors or experts who are not residents of the United States, in original actions or in actions for enforcement of judgments of United States courts, of liabilities based solely upon the Federal securities laws of the United States.

EXPERTS

Our consolidated balance sheet as of December 31, 2007, and the consolidated statements of loss, shareholders’ equity (deficiency) and cash flows for the year ended December 31, 2007, have been incorporated herein by reference in reliance upon the report of Burr, Pilger & Mayer LLP, independent registered public accounting firm, as incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

Our consolidated balance sheet as of December 31, 2006, and the consolidated statements of loss, shareholders’ equity (deficiency) and cash flows for the years ended December 31, 2006 and December 31, 2005, have been incorporated herein by reference in reliance upon the report of PricewaterhouseCoopers LLP, independent auditors, as indicated in their reports with respect thereto, and included herein in reliance on the authority of that firm as an expert in accounting and auditing in giving those reports.

LEGAL MATTERS

The validity of the common shares covered by this registration statement will be passed upon by McCarthy Tétrault LLP, Ottawa, Canada.

WHERE YOU CAN GET MORE INFORMATION

This prospectus, which constitutes part of the registration statement, does not include all of the information contained in the registration statement.  You should refer to the registration statement and its exhibits for additional information.  Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.  We are subject to the information and periodic reporting requirements of the Exchange Act and, as required by the Exchange Act, we file annual, quarterly and current reports, proxy statements and other information with the SEC.

You may read and copy the registration statement, including the related exhibits, the documents incorporated by reference into this prospectus and any document we file with the SEC, without charge at the SEC’s public reference room 100 “F” Street, N.E., Washington D.C. 20549.  Our SEC file number is 000-28882.  Please call the SEC 1-800-SEC-0330 for further information on the public reference room.  In addition, the registration statement and the documents incorporated by reference into this prospectus are publicly available through the web site maintained by the SEC at www.sec.gov.  The SEC website also contains annual, quarterly and current reports, proxy and information statements and other information that issuers (including us) filed electronically with the SEC.

Additional information relating to us is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

We encourage you to review any documents and reports we will file after the date of this prospectus as required by Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act.

INCORPORATION OF DOCUMENTS BY REFERENCE

The SEC allows us to “incorporate by reference” into this prospectus information contained in other documents that we file with it, which means that we can disclose important information by referring to those documents.  The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the selling shareholders have sold all of the common shares to which this prospectus relates or the offering is otherwise terminated. Any information contained in a Current Report on Form 8-K that is furnished to the SEC shall not be incorporated by reference into this registration statement.

•	our Annual Report on Form 10-KSB and 10-KSB/A for the year ended December 31, 2007;
•	our Quarterly Report on Form 10-Q and 10-Q/A for the fiscal quarter ended March 31, 2008;
•	our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2008;
•	our Definitive Proxy Statement relating to our 2008 annual and special meeting of shareholders filed on March 27, 2008;
•

our Current Reports on Form 8-K filed on February 11, 2008, February 20, 2008, April 3, 2008, May 6, 2008, May 8, 2008, May 15, 2008, May 27, 2008, June 13, 2008, June 25, 2008, July 1, 2008, August 6, 2008, August 27, 2008, September 15, 2008, October 15, 2008 and November 3, 2008; and

•	all of our filings pursuant to the Exchange Act after the date of filing of the initial registration statement and prior to effectiveness of the registration statement.

Each of these filings is available in electronic format, through the SEC’s website at www.sec.gov.  You may also request a copy of these filings, at no cost, by writing or telephoning us.  Any requests should be directed to:

                                                                                                                                                                                                                                                Jal S. Jassawalla

                                                                                                                                                                                                                                                President and Chief Executive Officer

                                                                                                                                                                                                                                                World Heart Corporation
                                                                                                                                                                                                                                                7799 Pardee Lane
                                                                                                                                                                                                                                                Oakland, California 94621
                                                                                                                                                                                                                                                (510) 563-5000

This prospectus is part of a registration statement that we have filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common shares, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC’s internet website. You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of these documents.